Exhibit 99.1

Press release Nov 23, 2022

Jan Hoppe appointed new CRO of SEK

SEK has recruited Jan Hoppe as its new Chief Risk Officer (CRO). He most recently served in an equivalent position at Nordea Hypotek. Jan Hoppe will assume his role at SEK on January 12, 2023.

Jan Hoppe holds a Master of Science in Business Management and has extensive banking experience from Nordea. He has served as Chief Risk Officer of Nordea Hypotek since 2020. Prior to this, he held positions with responsibility for the credit risk framework, pricing models and allocation of economic capital at Nordea.

“I am very happy to be able to welcome Jan to SEK. Risk management is a cornerstone of our operations and it is valuable that Jan has broad experience of all of SEK’s types of risk,” says Magnus Montan, CEO of SEK.

Jan Hoppe will assume his role on January 12, 2023 and will lead SEK’s risk function that has about 30 employees. He will be a member of SEK’s executive management and report to the CEO.

SEK’s current CRO, Peter Svensén, will step down from his position on December 11 to assume the position of CFO at the state-owned mortgage bank SBAB. Anna-Lena Söderlund, Head of Non-Financial Risks in SEK’s risk function, will assume the role of acting CRO until Jan Hoppe assumes his position in January.

Press contact Catharina Henriksson, Press Officer catharina.henriksson@sek.se Tel: +46 76 677 59 09	AB Svensk Exportkredit Visiting address: Fleminggatan 20 Box 194, SE-101 23 Stockholm, Sweden